WT MUTUAL FUND I
                          1100 North Market Street
                         Wilmington, Delaware 19890


                                                     September 27, 2001


U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Mary Cole, Esq.
            Division of Investment Management

Re: Withdrawal of Registration Statement on Form N-14 of WT Mutual Fund
    I (the "Registrant")
    File Number: 33-84762
    Accession Number:  0000912057-01-523685

Dear Ms. Cole:

    Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), the above named Registrant requests that the registration statement filed on Form N-14 on July 13, 2001 (Accession No. 0000912057-01-523685) be withdrawn.

    The registration statement was filed to solicit approval of a fund reorganization from shareholders of the HSBC Funds Trust (the "Trust"). As a result of not being able to reach a definitive agreement with the Trust regarding fees and expenses, it was decided that a fund reorganization for portfolios of the Trust, as described in the registration statement, would no longer be pursued.

    The registration has been declared effective. However, no solicitation of proxies have occurred in connection with this filing. For these reasons, the Registrant believes that withdrawal of the registration statement is an appropriate course of action. The
Registrant further believes that withdrawal of the registration statement is consistent with the public interest and the protection of investors.

    If you have any questions, please do not hesitate to contact
Joseph V. Del Raso at 215.981.4506 or P. Thao Le at 215.981.4135.

Sincerely,

/s/ John R. Giles

John R. Giles
Vice President